UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Leaf Group Ltd.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

52177G102

(CUSIP Number)

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,282,045
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,282,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,282,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		70,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

70,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,352,045
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,352,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,352,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,352,045
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,352,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,352,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,352,045
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,352,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,352,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 52177G102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,282,045 Shares beneficially owned by Series One is approximately $10,129,352, including brokerage commissions.

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 70,000 Shares beneficially owned by Series Two is approximately $301,700, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons are committed to ensuring stockholder interests are being placed front and center by the Issuer’s Board of Directors (the “Board”) and stockholder value is maximized.

To this end, on January 19, 2021, Series One delivered a letter to the corporate secretary of the Issuer (the “Demand”) demanding the inspection of certain books and records of the Issuer pursuant to Section 220 of the Delaware General Corporation Law relating to the Issuer’s decision to issue on December 14, 2020, 8,216,750 Shares in an underwritten public offering at a significant discount to the Issuer’s current trading price, causing immediate dilution to stockholders of approximately 30% and a significant price drop from which the Shares have yet to recover.

In the Demand, Series One notes that the Issuer did not disclose any urgent need for the offering. Rather, at the time of the offering, the Issuer was touting substantial cash reserves, low levels of debt, strong revenue growth and profitability.

At the same time, Series One notes in the Demand that the Issuer appeared to be under significant pressure by a stockholder group beneficially owning approximately 40% of the outstanding Shares seeking Board and management changes.

The Demand therefore seeks certain books and records to gather information regarding potential mismanagement, wrongdoing and/or breaches of fiduciary duties by any member(s) or committee(s) of the Board, in light of the conditions of the offering, the Issuer’s finances at the time of the offering and the increasing scrutiny that the Board faced by the stockholder group.

The foregoing description of the Demand does not purport to be complete and is qualified in its entirety by reference to the full text of the Demand, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP No. 52177G102

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 35,606,814 Shares outstanding, which is based on the sum of (i) 27,390,064 Shares outstanding as of October 26, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 29, 2020, plus (ii) 8,216,750 Shares issued on December 14, 2020, as set forth in a press release published by the Issuer on December 14, 2020.

A.	Series One

(a)	As of the date hereof, Series One beneficially owned 2,282,045 Shares.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,282,045
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,282,045

(c)	The transactions in the Shares by Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Series Two

(a)	As of the date hereof, Series Two beneficially owned 70,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 70,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 70,000

(c)	Series Two has not entered into any transactions in the Shares since the filing of the Schedule 13D.

C.	VIEX GP

(a)	VIEX GP, as the general partner of Series One and Series Two, may be deemed the beneficial owner of the (i) 2,282,045 Shares owned by Series One and (ii) 70,000 Shares owned by Series Two.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,352,045
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,352,045

CUSIP No. 52177G102

(c)	VIEX GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	VIEX Capital

(a)	VIEX Capital, as the investment manager of Series One and Series Two, may be deemed the beneficial owner of the (i) 2,282,045 Shares owned by Series One and (ii) 70,000 Shares owned by Series Two.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,352,045
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,352,045

(c)	VIEX Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Eric Singer

(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 2,282,045 Shares owned by Series One and (ii) 70,000 Shares owned by Series Two.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,352,045
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,352,045

(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. 52177G102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Series One has sold short in the over-the-counter market certain American-style put options referencing an aggregate of 322,700 Shares, each of which has a strike price of $4.00 and expires on August 20, 2021, as set forth in more detail in Schedule A, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	The Demand, dated January 19, 2021.

CUSIP No. 52177G102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2021

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Sale of August 20, 2021 Put Options ($4.00 Strike Price) [1]	222,700	0.7229	01/07/2021
Purchase of Common Stock	40,400	4.3300	01/07/2021
Sale of August 20, 2021 Put Options ($4.00 Strike Price) [1]	100,000	0.7426	01/12/2021

________________

1 Represents a short sale